Exhibit 99.1

NEWS RELEASE

Highway Holdings Receives Initial Customer Order for New Brushless Electric Motor

HONG KONG – September 4, 2024 – Highway Holdings Limited (Nasdaq: HIHO, the “Company” or “Highway Holdings”) today announced the Company received an initial order of 100,000 units for a new model of brushless electric motor from one of its largest strategic customers. The new motor was designed and manufactured by the Company specifically for such customer, with the Company serving as the Original Design Manufacturer (“ODM”), rather than as an Original Equipment Manufacturer (“OEM”).

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are very pleased to finally get this order. The development began nearly five years ago under an ODM project instead of an OEM one. However, the original schedule faced significant delays, extending over three years, due to the impact of COVID-19 and its aftermath.”

“We currently manufacture synchron and stepping motors for another major customer, and our new model brushless electric motor is a significant addition to our existing production lines. As soon as our new production line gears up and is fully operational, we anticipate becoming a leading supplier of this motor type to the customer we designed the motor for. The increased demand for this new model is expected to significantly boost our production volume and serve as a major contributor to our revenue growth in the near future.”

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information, visit the Company’s website at www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

NEWS RELEASE

Highway Holdings Declares $0.02 Cash Dividend per Share;

Company Sets Dividend Record and Distribution Dates

HONG KONG – September 24 , 2024 – Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today announced the Company’s Board of Directors declared a cash dividend of $0.02 per common share. The dividend will be paid on October 11, 2024 to shareholders of record on October 4, 2024.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are pleased to maintain our long track record of consistently returning capital to shareholders while focusing on unlocking greater value in both up and down markets. Although we have not fully returned to pre-COVID business levels, we are seeing signs of improvement. The Company has maintained its financial strength, boosting our confidence in our long-term prospects and our ability to build on the positive momentum as we move through 2024.”

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information, visit the Company’s website at www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801